To whom it May Concern:

According to the SEC COVID 19 updates 061820
https://www.sec.gov/tm/paper-submission-requirements-covid-19-updates-061820

1) The Firm signed the enclosed document electronically with a system in place that indicates the date and time when the signature was executed.

2) The Firm was not able to obtain the required notarization due to difficulties arising from COVID-19 and, therefore, is making the enclosed filing without a notarization.

3) The Firm is notifying its designated examining authority in writing by filing this notice with the enclosed document via the FINRA filing system and if applicable the SEC Edgar filing system.



_____

Jian Ke (Patrick Ko), CEO

citrix | RightSignature

SIGNATURE CERTIFICATE



REFERENCE NUMBER
F5FE8F74-AE95-41B0-9DCB-056F48DFC4D9

TRANSACTION DETAILS	DOCUMENT DETAILS
Reference Number F5FE8F74-AE95-41B0-9DCB-056F48DFC4D9	**Document Name** FT Global-Covid19 Notarize Notification
Transaction Type Signature Request	**Filename** covid19_notarize_notification.docx
Sent At 02/23/2021 09:54 EST	**Pages** 1 page
Executed At 02/23/2021 10:00 EST	**Content Type** application/vnd.openxmlformats-officedocument.wordprocessingml.document
Identity Method email	**File Size** 14 KB
Distribution Method email	**Original Checksum** 49efe2b33b66a78e21067a26d862d590115bd0f37deea9c4bac81302bc17d06e
Signed Checksum 6457f8e690fed54dff2dfb24802dd601d36ab0f11992b9a2eed9ae4d84fa1818	
Signer Sequencing Disabled	
Document Passcode Disabled	

SIGNERS

SIGNER	E-SIGNATURE	EVENTS
Name Patrick Ko	**Status** signed	**Viewed At** 02/23/2021 10:00 EST
Email pko@ftglobalcap.com	**Multi-factor Digital Fingerprint Checksum** 82a58486e827de567f37d1e1fbc44b47244ca3882f128f74b2fae11b52230f5f	**Identity Authenticated At** 02/23/2021 10:00 EST
Components 1	**IP Address** 24.30.127.163	**Signed At** 02/23/2021 10:00 EST
	Device Chrome via Mac	
	Drawn Signature	
	Signature Reference ID D9417409	
	Signature Biometric Count 88	

AUDITS

TIMESTAMP	AUDIT
02/23/2021 09:54 EST	financials - (cmcfinancials@foreside.com) created document 'covid19_notarize_notification.docx' on Chrome via Windows from 38.104.253.154.
02/23/2021 09:54 EST	Patrick Ko (pko@ftglobalcap.com) was emailed a link to sign.
02/23/2021 10:00 EST	Patrick Ko (pko@ftglobalcap.com) viewed the document on Chrome via Mac from 24.30.127.163.
02/23/2021 10:00 EST	Patrick Ko (pko@ftglobalcap.com) authenticated via email on Chrome via Mac from 24.30.127.163.
02/23/2021 10:00 EST	Patrick Ko (pko@ftglobalcap.com) signed the document on Chrome via Mac from 24.30.127.163.







Please note this document is signed electronically and not notarized due to relief provided by SEC COVID 19 updates 061820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FT GLOBAL CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Concourse Parkway, Suite 3000
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK KO (Jian Ke) (770) 350-2698
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK KO (Jian Ke) _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FT GLOBAL CAPITAL, INC. _____ , as of DECEMBER 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

citrix | RightSignature

REFERENCE NUMBER
B41B5FE3-866B-4DEB-9691-0245AC9FB848

SIGNATURE CERTIFICATE

TRANSACTION DETAILS

Reference Number
B41B5FE3-866B-4DEB-9691-0245AC9FB848

Transaction Type
Signature Request

Sent At
02/23/2021 09:54 EST

Executed At
02/23/2021 09:59 EST

Identity Method
email

Distribution Method
email

Signed Checksum
d7c826a17468fc9b13354997e43282faf14b030ed9d3360027fa697bb854c437

Signer Sequencing
Disabled

Document Passcode
Disabled

DOCUMENT DETAILS

Document Name
FT Global-Ftglobal Formx-17a-5 3 Short

Filename
ftglobal_formx-17a-5_3_short.pdf

Pages
2 pages

Content Type
application/pdf

File Size
218 KB

Original Checksum
fc294de4d261c7ee8bf603f9c943efe06b3b63957db3e72383d3a4828ad83604

SIGNERS

SIGNER

Name
Patrick Ko

Email
pko@ftglobalcap.com

Components
1

E-SIGNATURE

Status
signed

Multi-factor Digital Fingerprint Checksum
bbdaea3925f3dfd904285add7673c42bf43bba14523ae72d9c45b7e1a7c5eb90

IP Address
24.30.127.163

Device
Chrome via Mac

Drawn Signature



Signature Reference ID
57002AA5

Signature Biometric Count
80

EVENTS

Viewed At
02/23/2021 09:58 EST

Identity Authenticated At
02/23/2021 09:59 EST

Signed At
02/23/2021 09:59 EST

AUDITS

TIMESTAMP	AUDIT
02/23/2021 09:54 EST	financials - (cmcfinancials@foreside.com) created document 'ftglobal_formx-17a-5_3_short.pdf' on Chrome via Windows from 38.104.253.154.
02/23/2021 09:54 EST	Patrick Ko (pko@ftglobalcap.com) was emailed a link to sign.
02/23/2021 09:58 EST	Patrick Ko (pko@ftglobalcap.com) viewed the document on Chrome via Mac from 24.30.127.163.
02/23/2021 09:59 EST	Patrick Ko (pko@ftglobalcap.com) authenticated via email on Chrome via Mac from 24.30.127.163.
02/23/2021 09:59 EST	Patrick Ko (pko@ftglobalcap.com) signed the document on Chrome via Mac from 24.30.127.163.

FT GLOBAL CAPITAL, INC.

Financial Statements
For the Fiscal Year Ended December 31, 2020
With
Report of Independent Registered Public
Accounting Firm

PUBLIC DOCUMENT

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
FT Global Capital, Inc.

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition FT Global Capital, Inc. (the "Company") as of December 31, 2020, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of the internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2005.

February 22, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

FT Global Capital, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	1,182,815
Accounts receivable		46,000
Prepaid expenses and deposits		38,551
Right-of-Use asset		34,318
Due from related party		500
Property and equipment, net of accumulated depreciation of $3,744		-
Total assets	$	1,302,184

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	35,308
Accrued retirement plan contribution		155,154
Present Value of Vested Benefits in Retirement Plan, net		51,868
Lease liability		34,318
Paycheck Protection Program loan		20,833
Total liabilities		297,481
Stockholder's Equity		1,004,703
Total liabilities and stockholder's equity	$	1,302,184

See accompanying notes
Confidential Treatment Requested

Note 1 – Summary of Significant Accounting Policies

Organization and Description of Business: FT Global Capital, Inc. (the "Company"), a Georgia corporation, was organized in May 2006 and became a broker-dealer in January 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Cash: The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. As a result, income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should

Note 1 – Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued):

be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes investment banking revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 – Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $940,485 which was $924,330 in excess of its required net capital of $16,155 and its ratio of aggregate indebtedness to net capital was .26 to 1.

Note 3 – Lease Commitment

The Company leases office space under a non-cancelable operating lease which expires in January 2023. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

Note 3 – Lease Commitment (continued)

Maturity of the noncancelable office operating lease are as follows:

Year Ending December 31,		
2021	$	16,500
2022		18,000
2023		1,500
Total	$	36,000

Total undiscounted lease payments	$	36,000
Less imputed interest		(1,682)
Total lease liability	$	34,318

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The total lease cost associated with this lease for the year ended December 31, 2020 was $22,157.

Note 4 – Related Party Transactions

The Company received rental income during 2020 from a sister company for sublease of its office premises of approximately $7,010 that is included in other revenues. The due from related party on the accompanying statement of financial condition arises from this arrangement.

Financial condition and results of operations might differ from the amounts in the accompanying financial statements if this arrangement did not exist.

Note 5 – Retirement Plan

The Company has a cash balance retirement plan which was adopted in January 2018. The sole participant in the plan is the Company's stockholder. The amount expensed in the accompanying financial statements related to the plan for 2020 is approximately $155,154, which has been included in compensation and benefits in the accompanying statement of operations. The gain or loss pertaining to the change in the fair value of plan assets and present value of vested benefits is reflected in other comprehensive income or loss within the accompanying statement of operations.

The plan's funded status at December 31, 2020 is as follows:

Assets at fair value	$	468,295
Benefit obligation to fund		51,868
Vested benefit	$	520,163

Note 5 – Retirement Plan (continued)

The fair value of plan assets includes $48,540 of employer contributions in 2020.

The unit credit funding method was used as prescribed by the Pension Protection Act. This method sets the funding target equal to the present value of accrued benefits and sets the normal cost equal to the present value of the benefit accrued in the current year. The cash balance projected interest crediting rate is 5%.

The plan does not expect to pay any benefits during the next five fiscal years.

The Company has also adopted a 401K plan. The employer contribution to the 401K plan for 2020 was $16,800.

Note 6 – Paycheck Protection Program loan

During the 12 months ended December 31, 2020, the Company borrowed $20,833 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security Act, sponsored by the United States and administered by the Small Business Administration.

The loan is subject to a note dated May 15th, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. At December 31, 2020, the Company believes that it is eligible for forgiveness. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty. The Company has utilized the entirety of the processed of this loan to pay expenses covered by the PPP as of December 31, 2020.

Note 7 – Economic Risks

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 8 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.



FT Global Capital, Inc.

Exemption Report
SEA Rule 17a-5(d)(4)

February 17, 2021

Rubio CPA, P.C.
2727 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom it May Concern:

We, as members of management of FT Global Capital, Inc. (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provi sions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving private placement of securities and merger and acquisition transactions throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Signed: ____________________

Name: Patrick Ko

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
FT Global Capital, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) FT Global Capital, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) FT Global Capital, Inc. stated that FT Global Capital, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. FT Global Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FT Global Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release

February 22, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC